Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securitie[redacted] and Exchange Commis	ne: / ax:	1 202 94 22 990 / 1 202 94 29 624
From:	Andrzej Kowalczyk (co Vice President of the M Board	ne:	(48 76) 847 82 13
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 847 82 05
E-mail:			
Date:	26 April 2004	*No of sheets:*	2

04030453

Current report 27/2004

The Board of Management of KGHM Polska Miedź S.A., with its registered head office in Lubin, and its address at ul. M. Skłodowskiej-Curie 48, entered on 29 June 2001 to the Companies Register of the National Court of Registrations by the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registrations under the number KRS 0000023302, acting on the basis of art. 398 and 399 §1 of the Commercial Partnerships and Companies Code, as well as on § 22 sec. 3 and § 23 sec. 2 and 3 of the Company Statutes, hereby announces the calling of an Extraordinary General Meeting of KGHM Polska Miedź S.A., which will take place on 1 July 2004, beginning at 11AM at the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48 (in Wyżykowski Hall), with the following agenda:

1. Opening of the Extraordinary General Meeting.
2. Election of the Chairman of the Extraordinary General Meeting.
3. Verification of the legality of calling the Extraordinary General Meeting and its authority to pass resolutions.
4. Acceptance of the Agenda.
5. Review of the consolidated financial report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003.
6. Review of the Supervisory Board Report on its evaluation of the consolidated financial report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003.
7. Passage of a Resolution concerning confirmation of the Supervisory Board Report on its evaluation of the consolidated financial report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003.
8. Passage of Resolutions:
   - on confirmation of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003,
   - on confirmation of the consolidated financial report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003.
9. Changes in the composition of the Supervisory Board.
10. Conclusion of the Extraordinary General Meeting of KGHM Polska Miedź S.A.

The Board of Management also wishes to announce that, in accordance with article 11 of the Act of 21 August 1997, titled the of the Act on Public Securities Trading (uniform

dlw 5/27

Exemption number: 82 4639

text, Dz.U. from 2002 Nr 49, item 447 with later changes), participation in the General Meeting is contingent upon the registration of a registered deposit certificate no later than one week prior to the sitting of the General Meeting, i.e. by 3.30 PM on 23 June 2004 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301, Organisational Section, 2nd floor, Room 213, and its surrender until the conclusion of the meeting.

The registered deposit certificate, dependant upon its registration at the Head Office of the Company prior to the General Meeting, should include a statement declaring that it was issued for the purpose of registration in the Company prior to the General Meeting, and that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Meeting.

The list of shareholders entitled to participate in the General Meeting will be available at the Company's Head Office for a period of three (3) working days prior to the General Meeting.

Shareholders may participate in the General Meeting and exercise their voting right either in person or through a proxy. The proxy should be listed in writing, being otherwise subject to invalidity, in the original version, as well as include an appropriate treasury payment stamp.

The proxy granted by the foreign entity in the foreign language should be accompanied by a translation into Polish done by a sworn translator.

Neither members of the Management Board nor employees of the Company may be proxies at the General Meeting.

Representatives of domestic or foreign corporate entities should present current, authorized copies from appropriate court registration documents or other registration documents, listing those persons entitled to represent said entities.

Persons not listed in the above-mentioned documents should present appropriate proxy authorization, signed by those persons listed in the authorized copies being entitled to represent the given entity.

Legal basis:
(§49, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZADU
Andrzej Kowalczyk

WICEPREZES ZARZADU
Andrzej Krug

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*17 May 2004*	*No of sheets:*	*1+15*

Please find enclosed the consolidated quarterly report of KGHM Polska Miedź S.A. for the 1st quarter of 2004.

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

RECEIVED
2004 MAY 26 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSI / 2004

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the consolidated quarterly report for the first quarter of 2004

Publication date: 17 May 2004

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1 quarter accrued/2004 period from 1 January 2004 to 31 March 2004	1 quarter accrued/2003 period from 1 January 2003 to 31 March 2003	1 quarter accrued/2004 period from 1 January 2004 to 31 March 2004	1 quarter accrued/2003 period from 1 January 2003 to 31 March 2003
I. Net revenue from the sale of products, goods and materials	1 738 682	1 304 682	362 694	307 172
II. Operating profit (loss)	455 308	99 511	94 979	23 429
III. Profit (loss) before taxation	546 210	116 191	113 941	27 356
IV. Net profit (loss)	453 406	73 216	94 582	17 238
V.Net cash flow from operations	558 471	123 519	116 499	29 081
VI. Net cash flow from investing activities	(371 836)	(108 509)	(77 566)	(25 547)
VII. Net cash flow from financing activities	(249 575)	(27 584)	(52 062)	(6 494)
VIII. Total net cash flow	(62 940)	(12 574)	(13 129)	(2 960)
IX. Total assets	8 980 238	8 075 249	1 892 369	1 833 117
X. Liabilities and provisions for liabilities	5 659 493	4 889 300	1 192 602	1 109 893
XI.Long term liabilities	1 243 953	129 820	262 133	29 470
XII. Short term liabilities	2 722 071	3 073 315	573 611	697 656
XIII. Shareholders' funds	3 299 838	3 168 838	695 362	719 340
XIV. Share capital	2 000 000	2 000 000	421 452	454 009
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	2.27	0.37	0.47	0.09
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.50	15.84	3.48	3.60
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

EXEMPTION NUMBER: 82-4639

CONSOLIDATED BALANCE SHEET	as at 31 March 2004 end of quarter	as at 31 December 2003 end of prior quarter	as at 31 March 2003 end of quarter	as at 31 December 2002 end of prior quarter
ASSETS				
I. Fixed Assets	6 003 966	5 804 166	5 826 542	5 820 618
1. Intangible fixed assets, of which:	152 194	158 031	335 124	346 170
- goodwill	122	130	1 848	2 020
2. Goodwill of subordinated entities	513	572		
3. Tangible fixed assets	4 758 001	4 776 774	4 574 279	4 628 649
4. Long term debtors	3 309	3 293	4 611	4 606
4.1. From related entities				
4.2. From other entities	3 309	3 293	4 611	4 606
5. Long term investments	544 885	544 553	653 043	629 888
5.1. Real estate	5 067	5 067	5 067	5 067
5.2. Intangible fixed assets				
5.3. Long term financial assets	539 818	539 486	647 976	624 821
a) in related entities, of which:	32 087	32 102	44 161	39 504
-shares in subordinated entities valued by the equity method	26 276	26 391	44 154	39 497
- shares in subsidiaries and co-subsidiaries not subject to consolidation	5 403	5 704		
b) in other entities	507 731	507 384	603 815	585 317
5.4. Other long term investments				
6. Long term prepayments	545 064	320 943	259 485	211 305
6.1. Deferred tax asset	542 966	318 802	253 485	205 185
6.2. Other prepayments	2 098	2 141	6 000	6 120
II. Current assets	2 976 272	2 572 471	2 248 707	2 074 223
1. Inventory	925 874	893 820	938 630	905 534
2. Short term debtors	639 526	657 961	708 021	728 430
2.1. From related entities	2 296	384	2 950	1 696
2.2. From other entities	637 230	657 577	705 071	726 734
3. Short term investments	1 308 210	972 686	509 880	398 702
3.1 Short term financial assets	1 308 210	972 686	509 880	398 702
a) in related entities	500		947	
b) in other entities	877 118	481 767	296 496	175 407
c) cash and cash equivalents	430 592	490 919	212 437	223 295
3.2. Other short term investments				
4. Short term prepayments	102 662	48 004	92 176	41 557
Total assets	8 980 238	8 376 637	8 075 249	7 894 841

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	3 299 838	3 348 181	3 168 838	3 074 791
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 416 347	1 429 705	1 225 520	1 230 370
5. Revaluation reserve capital	(78 730)	441 105	879 434	862 115
6. Other reserve capital	934	859	737	648
7. Exchange rate differences arising from subordinated entities	25 002	24 225	21 324	21 706
a. positive exchange rate differences	25 002	24 225	21 324	21 706
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(517 121)	(1 225 985)	(1 031 393)	(825 314)
9. Net profit (loss)	453 406	678 272	73 216	(214 734)
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	13 045	12 791	16 615	16 360
III. Negative goodwill of subordinated entities	7 862	8 104	496	574

EXEMPTION NUMBER: 82-4639

IV. Liabilities and provisions for liabilities	5 659 493	5 007 561	4 889 300	4 803 116
1. Provisions for liabilities	1 468 018	1 396 513	1 470 066	1 436 217
1.1. Provision for deferred income tax	284 534	204 241	246 384	202 541
1.2. Provision for retirement and related benefits	739 960	725 387	721 555	711 444
a) long term	682 243	667 565	668 309	657 887
b) short term	57 717	57 822	53 246	53 557
1.3. Other provisions	443 524	466 885	502 127	522 232
a) long term	388 642	407 747	412 591	412 859
b) short term	54 882	59 138	89 536	109 373
2. Long term liabilities	1 243 953	1 456 965	129 820	1 213 286
2.1. Toward related entities				
2.2. Toward other entities	1 243 953	1 456 965	129 820	1 213 286
3. Short term liabilities	2 722 071	1 998 606	3 073 315	2 003 161
3.1. Toward related entities	7 160	2 510	35 149	38 301
3.2. Toward other entities	2 596 208	1 931 105	2 928 234	1 905 038
3.3. Special funds	118 703	64 991	109 932	59 822
4. Accruals and deferred income	225 451	155 477	216 099	150 452
4.1. Negative goodwill				
4.2. Other accruals and deferred income	225 451	155 477	216 099	150 452
a) long term	3 133	3 189	2 493	2 601
b) short term	222 318	152 288	213 606	147 851
Total shareholders' funds and liabilities	8 980 238	8 376 637	8 075 249	7 894 841

Net assets	3 299 838	3 348 181	3 168 838	3 074 791
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	16.50	16.74	15.84	15.37
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 31 March 2004 end of quarter	as at 31 December 2003 end of prior quarter	as at 31 March 2003 end of quarter	as at 31 December 2002 end of prior quarter
1. Contingent debtors	115 525	81 597	86 224	86 690
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	115 525	81 597	86 224	86 690
- received guarantees	10 068	10 561	17 906	17 172
- contested State budget issues	79 386	44 831	43 992	44 430
- bills of exchange debtors	25 989	26 094	24 111	24 848
- other items	82	111	215	240
2. Contingent liabilities	41 858	54 234	24 285	20 640
2.1. Toward related entities (due to)	37 464	46 318	22 358	19 954
- granted guarantees	37 464	46 318	22 358	19 954
2.2. Toward other entities (due to)	4 394	7 916	1 927	686
- granted guarantees	4 394	7 916	1 927	686
3. Other (due to)	371 434	360 342	380 752	381 571
- bills of exchange	47 053	37 171	22 105	25 198
- perpetual usufruct of land	206 584	199 114	199 918	197 095
- fixed assets used on the basis of a rental, lease agreements etc.	6 298	9 779	5 632	5 023
- liabilities due to rationalisation and R&D work, and other unrealised agreements	97 836	99 885	65 085	52 817
- contested State budget liabilities		403	76 870	76 870
- other unresolved and disputed issues, etc.	13 663	13 990	11 142	24 568

EXEMPTION NUMBER: 82-4639

CONSOLIDATED PROFIT AND LOSS ACCOUNT	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
I. Net revenue from the sale of products, goods and materials, of which:	1 738 682	1 304 682
- from related entities	444	5 120
1. Net revenue from the sale of products	1 680 072	1 254 891
2. Net revenue from the sale of goods and materials	58 610	49 791
II. Cost of products, goods and materials sold, of which:	(1 083 415)	(1 029 889)
- from related entities	(563)	(4 495)
1. Cost of manufactured products sold	(1 047 870)	(989 150)
2. Cost of goods and materials sold	(35 545)	(40 739)
III. Gross profit (I-II)	655 267	274 793
IV. Selling costs	(34 014)	(24 764)
V. General administrative costs	(146 630)	(134 340)
VI. Profit (loss) from sales (III-IV-V)	474 623	115 689
VII. Other operating income	17 132	25 856
1. Profit from disposal of non-financial assets	167	223
2. Subsidies	231	185
3. Other operating income	16 734	25 448
VIII. Other operating costs	(36 447)	(42 034)
1. Loss from disposal of non-financial assets		
2. Revaluation of non-financial assets	(5 936)	(7 341)
3. Other operating costs	(30 511)	(34 693)
IX. Operating profit (loss) (VI+VII-VIII)	455 308	99 511
X. Financial income	651 168	182 255
1. Dividends and share in profit, of which:	68 216	46 509
-from related entities		
2. Interest, of which:	7 192	10 007
- from related entities	7	4
3. Profit from the disposal of investments	52 689	20 638
4. Revaluation of investments	479 606	98 217
5. Other	43 465	6 884
XI. Financial costs	(560 140)	(165 252)
1. Interest, of which:	(16 800)	(27 109)
- for related entities		
2. Loss from the disposal of investments		
3. Revaluation of investments	(531 399)	(87 235)
4. Other	(11 941)	(50 908)
XII. Profit (loss) on the sale of all or some shares in subordinated entities		
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	546 336	116 514
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	(309)	(401)
1. Extraordinary gains	5	101
2. Extraordinary losses	(314)	(502)
XV. Write-off of goodwill of subordinated entities	(59)	
XVI. Write-off of negative goodwill of subordinated entities	242	78
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	546 210	116 191
XVIII. Taxation	(92 729)	(42 995)
a) current taxation	(120 174)	(50 215)
b) deferred taxation	27 445	7 220
XIX. Other obligatory deductions from profit (loss increase)		
XX. Share in net profit (loss) of subordinated entities valued by the equity method	303	493
XXI. Minorities profit (loss)	(378)	(473)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	453 406	73 216

EXEMPTION NUMBER: 82-4639

Net profit (loss) (annualised)	1 058 462	(145 908)
Weighted average number of ordinary shares	200 000 000	200 000 000
Net profit (loss) per share (in PLN)	5.29	(0.73)
Weighted average diluted number of ordinary shares		
Diluted profit (loss) per ordinary share (in PLN)		

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
I. Shareholders' funds - beginning of the period	3 348 182	3 074 791
a) changes of accounting policies		
b) corrections due to error	14 947	19 469
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 363 129	3 094 260
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3.Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	1 429 705	1 230 371
4.1. Changes in reserve capital	(13 358)	(4 851)
a) increase, due to:	22 080	36 695
- issuance of shares over nominal value		
- from profit distribution (statutory)	49	2 378
- from profit distribution (over statutorily-required minimum value)	4 783	3 598
- consolidation adjustments (including due to permanent diminution in value of shares)	13 044	21 836
- transfer from revaluation reserve capital	504	604
- share in change of capital of entities valued by equity method	1 972	4 027
- other	1 728	4 252
b) decrease, due to:	(35 438)	(41 546)
- coverage of losses	(328)	(4 317)
- consolidation adjustments	(32 576)	(35 576)
- share in change of capital of entities valued by equity method	(2 297)	(1 652)
- write-off of goodwill from prior years	(237)	
- other		(1)
4.2. Reserve capital - end of the period	1 416 347	1 225 520
5. Revaluation reserve capital - beginning of the period	441 105	862 115
5.1. Changes in revaluation reserve capital	(519 835)	17 319
a) increase, due to:	295 196	32 626
- settlement of derivative instruments	175 858	
- valuation of hedging transactions, in the effective part		13 682
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates		16 255

- creation of a deferred tax asset	119 330	2 689
- other	8	
b) decrease, due to:	(815 031)	(15 307)
- disposal of fixed assets	(516)	(622)
- valuation of hedging transactions, in the effective part	(814 515)	
- settlement to derivative instruments		(14 677)
- other		(8)
5.2. Revaluation reserve capital - end of the period	(78 730)	879 434
6. Other reserve capital - beginning of the period	859	648
6.1. Changes in other reserve capital	75	89
a) increase, due to:	75	89
- creation of other reserve capital from net profit	75	89
b) decrease, due to:		
6.2. Other reserve capital - end of the period	934	737
7. Exchange rate differences arising from subordinated entities	25 002	21 324
8. Retained profit (uncovered loss) from prior years - beginning of the period	(547 712)	(1 040 049)
8.1. Retained profit from prior years - beginning of the period	717 589	273 091
a) changes to accounting methodology (policies)		
b) corrections due to error	14 947	19 469
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	732 536	292 560
a) increase, due to:	873	10 967
-distribution of profit from prior years		
- consolidation adjustments	873	10 967
b) decrease, due to:	(12 643)	(23 841)
- coverage of loss from prior years	(7 377)	(1 521)
- transfer to reserve capital	(4 832)	(5 976)
- transfer to other reserve capital	(75)	(89)
- payment of dividend	(33)	
- payment of premium and bonus for employees	(326)	
- transfer of the effects of changes in the exchange rate on valuation of hedging instruments to revaluation reserve capital		(16 255)
8.3. Retained profit from prior years - end of the period	720 766	279 686
8.4. Uncovered loss from prior years - beginning of the period	1 265 301	1 313 140
a) changes to accounting methodology (policies)		
b) corrections due to error		
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 265 301	1 313 140
a) increase, due to:		3 601
- transfer of losses from prior years to be covered		
- consolidation adjustments		3 601
b) decrease, due to:	(27 414)	(5 662)
- coverage of loss from profit distribution	(7 377)	(1 521)
- coverage of loss from reserve and other reserve capital	(328)	(4 317)
- consolidation adjustments	(19 709)	176
8.6. Uncovered loss from prior years - end of the period	1 237 887	1 311 079
8.7. Retained profit (uncovered loss) from prior years - end of the period	(517 121)	(1 031 393)
9. Net result	453 406	73 216
a) net profit	453 406	73 216
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	3 299 838	3 168 838
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 299 838	3 168 838

EXEMPTION NUMBER: 82-4639

CONSOLIDATED STATEMENT OF CASH FLOWS	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
A. Cash flow from operations - indirect method		
I. Net profit (loss)	453 406	73 216
II. Total adjustments	105 065	50 303
1. Minorities profit (loss)	378	473
2. Share in (profit) loss of subordinated entities valued by the equity method	(303)	(493)
3. Depreciation, of which:	111 917	125 634
- write-off of goodwill or negative goodwill of subordinated entities	(183)	(78)
4. (Profit) loss on exchange rate differences	22 925	67 482
5. Interest and share in profits (dividends)	(51 410)	(23 535)
6. (Profit) loss on investing activities	(51 623)	(20 098)
7. Change in provisions	72 738	30 167
8. Change in inventories	(32 103)	(33 095)
9. Change in debtors	10 166	22 407
10. Change in short term liabilities, excluding bank and other loans	(64 222)	6 911
11. Change in prepayments and accruals	(93 572)	(32 235)
12. Other adjustments	180 174	(93 315)
III. Net cash flow from operations (I+/-II)	558 471	123 519
B. Cash flow from investing activities		
I. Inflow	30 956	39 984
1. The sale of intangible fixed assets and tangible fixed assets	4 967	1 058
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	25 249	14 926
a) in related entities		
- the sale of financial assets		
- dividends and share in profit		
- repayment of long term loans granted		
- interest		
- other inflow from financial assets		
b) in other entities	25 249	14 926
- the sale of financial assets	24 979	14 556
- dividends and share in profit	225	
- repayment of long term loans granted		
- interest	45	370
- other inflow from financial assets		
4. Other investment inflow	740	24 000
II. Outflow	(402 792)	(148 493)
1. The purchase of intangible fixed assets and tangible fixed assets	(176 368)	(82 983)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(220 252)	(40 839)
a) in related entities		(5 003)
- the purchase of financial assets		(5 003)
- long term loans granted		
- other outflow from financial assets		
b) in other entities	(220 252)	(35 836)
- the purchase of financial assets	(220 252)	(33 836)
- long term loans granted		
- other outflow from financial assets		(2 000)
4. Dividends and other share in profit paid to minorities	(43)	
5. Other investment outflow	(6 129)	(24 671)
III. Net cash flow from investing activities (I-II)	(371 836)	(108 509)

EXEMPTION NUMBER: 82-4639

C. Cash flow from financing activities		
I. Inflow	13 174	7 320
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Credit and loans	13 174	7 320
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(262 749)	(34 904)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(244 220)	(7 083)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(741)	(278)
8. Interest	(17 788)	(27 543)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(249 575)	(27 584)
D. Total net cash flow(A.III+/-B.III+/-C.III)	(62 940)	(12 574)
E. Change in balance sheet total of cash and cash equivalents, of which:	(60 327)	(12 046)
- change in cash and cash equivalents due to exchange rate differences	2 613	528
F. Cash and cash equivalents - beginning of the period	492 292	224 321
G. Cash and cash equivalents - end of the period (F+/-D), of which:	429 352	211 747
- including those having limited rights of disposal	73 653	32 232

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE FIRST QUARTER OF 2004 - PURSUANT TO § 61 SECTION 7 TOGETHER WITH SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT.

Introduction

KGHM Polska Miedź S.A. – as the dominant entity of a Capital Group, fully consolidated 25 subsidiary entities at the end of the current quarter, while one subsidiary entity of a different profile of activity and 3 associated entities were valued by the equity method.

The presented consolidated financial report excluded 2 subsidiary entities and did not value the shares of 1 associated entity, as the financial data of these entities was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion of entities from consolidation as at 31 March 2004

Name of company	Total assets as at 31.03.2004 ('000 PLN)	Percentage share in total assets of dominant entity (%)	Net revenues from the sale of goods and products together with income from financial operations for the period 1.01.2004 to 31.03.2004 ('000 PLN)	Percentage share in revenues of dominant entity (%)
Przedsiębiorstwo Usługowe „Mercus Serwis" Sp. z o.o.	908	0.0097	688	0.0287
Przedsiębiorstwo Handlowo- Usługowe „Mercus -Bis" Sp. z o.o.	916	0.0098	754	0.0315
Zagłębie Lubin Sportowa Spółka Akcyjna	3 354	0.0359	1 691	0.0706

Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated annual report SA-RS 2003 published on 20 April 2004. Beginning on 1 January 2004 a change was made in accounting principles.
There was a change in the balance sheet valuation of assets and liabilities based on the average National Bank of Poland exchange rate, in place of the existing valuation based on the respective buy or sell rate of the bank in which the largest turnover is realised.
Additionally, presentation of the result from the settlement of commodity hedging instruments in the profit and loss account was adapted to principles introduced at the end of 2003 by its transfer from financial activities to its application as an adjustment of revenues from the sale of products.
Data from the prior period have been restated. As a result of changes in relation to data previously-published in the SA-QI/2003 financial report:
- profit before taxation was increased by PLN 3 990 thousand, and net profit by PLN 3 095 thousand, as a result of applying the average National Bank of Poland exchange rate to the valuation of assets and liabilities denominated in foreign currencies,
- revenues from the sale of products were reduced while the result on financial activities was increased by PLN 5 422 thousand, as a result of a change in the methodology of presentation of the results from settlement of commodity hedging instruments.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 4.7938 EUR/PLN
- for the calculation of assets and capital as at 31 March 2004, the rate of 4.7455 EUR/PLN
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of 4.2474 EUR/PLN
- for the calculation of assets and capital as at 31 March 2003, the rate of 4.4052 EUR/PLN

KGHM Polska Miedź S.A. SA-QS I/ 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

Provisions for future expenses and liabilities.

The results of revaluing major provisions were settled in the profit before taxation of the current quarter:

- the provision for future mine closure costs was revalued due to changes in prices, the passage of time and to discount rates, utilising the level of ratios employed in the calculation of provisions by actuarial methods. As a result of revaluation the provision was decreased and the profit before taxation was increased by PLN 17 362 thousand.

- the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was increased and the profit before taxation was decreased by PLN 14 573 thousand.

- the provision for liabilities towards local authorities for permission to expand the tailings pond in the dominant entity. As a result of revaluation profit before taxation was decreased by PLN 2 166 thousand.

- a short term provision was created in accruals - matched to revenues - for one-off wages, in accordance with the postulates of the Collective Working Agreement in the dominant entity and in certain subsidiary entities. Altogether due to future wage payments together with charges, profit before taxation of the current quarter was decreased by PLN 84 377 thousand.

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the tax asset and the deferred income tax provision were revalued.

The deferred tax asset increased by PLN 224 164 thousand, of which the following was settled:

- increase of the net profit PLN 108 971 thousand
- increase of shareholders' funds PLN 115 193 thousand

The deferred income tax provision increased by PLN 80 293 thousand, of which the following was settled:

- decrease of the financial result PLN 81 526 thousand
- increase of revaluation reserve capital PLN 4 408 thousand
- decrease of undistributed profit from prior years PLN 3 175 thousand

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets, profit before taxation was decreased by PLN 53 404 thousand. Due to valuation of future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital in the dominant entity was decreased by PLN 695 185 thousand.

The effects of valuations carried out in the current quarter, and settled in the financial result, relate to:

- the revaluation of derivative instruments to fair value, as a result of which profit was decreased in the dominant entity by PLN 52 171 thousand, and the revaluation of other financial assets, as a result of which the financial result was increased by PLN 378 thousand
- the valuation of other financial assets to market value or to fair value, as a result of which the financial result was increased by PLN 379 thousand
- the valuation of tangible fixed assets to market value. The result of this valuation was a decrease in profit by PLN 911 thousand
- a decrease in the value of inventory due to valuation to net sales price by PLN 139 thousand
- the allowance for debtors together with interest (an excess of allowances created over released) PLN 562 thousand.

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE FIRST QUARTER OF 2004, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

Apart from the dominant entity, the greatest impact on the Capital Group comes from:
- DIALOG Spółka Akcyjna – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital, and
- Polkomtel S.A. in which KGHM Polska Miedź S.A. owns 19.61% of the share capital.

KGHM Polska Miedź S.A. SA-QS / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

DIALOG S.A.

During the first quarter of 2004 DIALOG S.A. earned PLN 107 919 thousand in revenues from sales (versus PLN 94 872 thousand for the first quarter of 2003 – an increase of PLN 13.75%) achieving a profit of PLN 21 217 thousand on sales (versus PLN 11 071 thousand for the first quarter of 2003 – an increase of PLN 91.64%) and PLN 20 021 thousand in operating profit (versus PLN 7 713 thousand for the first quarter of 2003 – an increase of PLN 159.57%). After the first three months of 2004 EBITDA for DIALOG S.A. amounted to PLN 45 960 thousand. This profitability at the operating level as well as the high level of EBITDA is due to the continuation of activities aimed at optimising costs while simultaneously undertaking actions aimed at improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. The loss on financial activities amounted to PLN 23 312 thousand. The reason for this loss is the continuing high level of charges resulting from the servicing of debt. As a result, the net financial result was negative and amounted to (PLN 3 291 thousand) after the first quarter of 2004.

In 2004, the company continued to carry out a program aimed at increasing its subscriber base. In Q1 2004 the number of ringing lines increased by 13 326. There was also a significant increase in sales of monthly, lump-sum payments internet services (an increase of 2 432 subscribers), as a result of which the company had 58 thousand internet users by the end of the first quarter of 2004. The number of ringing lines per employee is currently 395, a favorable ratio as compared to the competition.
Since December 2003, KGHM Polska Miedź S.A., together with a financial advisor - the investment bank ABN AMRO - has been engaged in the process of acquiring an investor for DIALOG S.A.
In February 2004 KGHM Polska Miedź S.A. received 8 offers from entities initially interested in pursuing negotiations. Among the entities interested in DIALOG S.A. are respected investment funds active on the Polish and European markets as well as sector entities.
Based on these initial offers a short list has been drawn up of entities who have been invited to participate in the due diligence process.
At present KGHM Polska Miedź S.A. is holding discussions with selected entities, and expects that by the end of May binding offers will be submitted by these investors, based on which KGHM Polska Miedź S.A. will make a decision as to the course of future actions.
This process is an element in the realisation of the strategy of KGHM Polska Miedź S.A., which assumes an exit from its telecommunications investments over the long term and concentration on its basic activities, which are the mining and processing of non-ferrous metals.

Polkomtel S.A.

On 30 March 2004 the Ordinary General Meeting of Polkomtel S.A. resolved to pay a shareholder dividend in the total amount of PLN 347 885 thousand. KGHM Polska Miedź S.A., proportional to its ownership of the company, received the gross amount of PLN 68 215 thousand. The dividend payment date was set as 18 May 2004. This dividend is the result of the policy of Polkomtel S.A. which assumes that 50% of the annual profit will be paid out as a dividend to its shareholders.

Other significant events and issues concerning the Capital Group

PHP "Mercus" Sp. z o.o.

On 10 March 2004 KGHM Polska Miedź S.A. obtained 2 328 newly-created shares in the increased share capital of PHP "Mercus" Sp. z o.o. having a nominal value of PLN 565.55 each.
The assets obtained represent 20.78% of the share capital of PHP "Mercus" Sp z o.o. and grant the right to 20.78% of the votes at the General Meeting. The total nominal value of assets acquired amounts to PLN 1 317 thousand. The purchase price of the shares amounts to PLN 5 001 thousand. Acquisition of these shares was entirely covered by cash.

On 5 April 2004 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A. 2 979 shares in the share capital of PHP "MERCUS" - spółka z o.o. for PLN 6 400 thousand. Following this acquisition and after registration of the above-mentioned increase in share capital, KGHM Polska Miedź S.A. will own a total of 47.37% of the share capital of this company.

These actions are a result of the strategy pursued as respects PHP „Mercus" Sp. z o.o., which assumes that this entity will be the main supplier of material to KGHM Polska Miedź S.A. and its Capital Group.

„Energetyka" sp. z o.o.

On 30 March 2004 the General Meeting of "Energetyka" sp. z o.o. resolved to increase the share capital of the company by PLN 61 842 thousand. The share capital was covered in the following manner:
- by cash in the amount of PLN 5 000 thousand, and
- by transfer of a contribution in kind in the total amount of PLN 56 842 thousand.

Those assets transferred as a contribution in kind are related to the Power Plant of the Głogów Copper Smelter and to the Power Plant of the Legnica Copper Smelter (land, buildings and constructions, fixed assets, intangible assets). The book value of these assets in the accounts of KGHM Polska Miedź S.A. amounted to PLN 49 354 thousand,

KGHM Polska Miedź S.A. SA-QS I/2004 in '000 PLN

while the value recognised in the accounts of "Energetyka" sp. z o.o. amounts to PLN 56 842 thousand. The value of the assets transferred was established based on market valuation.
Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Capital Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.
As at the date of preparation of this report this increase in share capital had not yet been court registered.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED.

Financial result

The consolidated financial result for the current quarter was a net profit in the amount of PLN 453 406 thousand, which was impacted by:

- the net profit of the dominant entity	PLN 460 987 thousand
- individual results of subsidiaries – an excess of profits over losses	PLN 1 488 thousand
- the profit of entities consolidated by the equity method	PLN 303 thousand
- consolidation adjustments decreasing the result	(PLN 9 372 thousand)
of which:	
- write-off of negative goodwill	PLN 242 thousand
- write-off of goodwill	(PLN 59 thousand)
- share in minorities' profits	(PLN 378 thousand)
- exchange rate differences from conversion in 2003	(PLN 4 132 thousand)
- adjustment to profits on inventories	(PLN 155 thousand)
- adjustment to profits from unrealised sales	(PLN 4 858 thousand)
- elimination of allowances for debtors in the Group	PLN 1 189 thousand
- profit from the transfer of assets and depreciation adjustment	PLN 1 364 thousand
- revaluation of provisions created at the consolidation level	(PLN 954 thousand)
- exchange rate differences from consolidation conversion	(PLN 2 630 thousand)
- adjustment to deferred tax	PLN 1 470 thousand
- other consolidation adjustments	(PLN 471 thousand)

Revenues and costs of operating activities

In the structure of revenues from the sale of products in the current quarter, over 87% represent sales of copper, silver and copper products.
Export sales represent over 62% of total revenues from the sale of products.
The level of revenues from sales in relation to the comparable prior period was impacted by the increase in the volume of sales of products and the increase in copper and silver prices on the metals markets, whilst the following factors lowered revenues from sales: the effect of settlement of commodity hedging transactions and the strengthening of the PLN versus the USD in the current period.
The increase in costs in relation to the comparable prior period was due to the increase in the volume of sales, the increase in labor costs in the dominant entity and to the increase in the value of consumption of copper-bearing scrap due to higher prices for this material.

Other operating activities

The result on other operating activities was an excess of costs over income in the amount of PLN 19 315 thousand.
The position other operating income was impacted by the release of provisions created in prior years and by reversal of the allowance for debtors. Other operating costs were impacted by the effects of revaluation of non-financial assets and by revaluation of provisions for future employee benefits.

Financial activities

In financial activities – the excess of income over costs in the amount of PLN 91 028 thousand is the result of accounting for a dividend in the income of the current period, of profits earned on the settlement of derivative instruments, of the excess of positive exchange rate differences over negative and of losses from the revaluation of financial assets and financial liabilities.

KGHM Polska Miedź S.A. SA-QS I. 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

V. EVENTS WHICH OCCURRED AFTER 31 MARCH 2004 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE CONSOLIDATED FINANCIAL RESULTS.

On 1 April 2004 a subsidiary of KGHM - Dolnośląska Spółka Inwestycyjna S.A. - sold all of the shares it had held in the associated entity AGREA-LUBIN S.A.
This sale was based on an agreement for the exchange of shares for land, as a result of which 350 000 shares having a nominal value of PLN 1 750 thousand (book value PLN 1 049 thousand) were exchanged for 85.1798 hectares of land valued at PLN 1 049 thousand.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2004, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. The published projection of financial results for 2004 relates solely to the dominant entity and was presented in the annual report for 2003.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q4 2003 report (same number of votes)	% of share capital held as at publication date of Q4 2003 report (same number of votes)	Shares held as at 31 March 2004 (same number of votes)	% of share capital held as at 31 March 2004 (same number of votes)[3]
1	2	3	4	5
State Treasury[1]	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	11 895 544[2]	5.95%[2]	12 547 142	6.27%
Powszechna Kasa Oszczędności Bank Polski S.A.[1]	10 750 922	5.38 %	10 750 922	5.38 %

[1]*based on information obtained pursuant to art.147 of the Law on the Public Trading of Securities;*
[2]*as at 31 December 2003;*
[3]*On 11 May 2004 KGHM Polska Miedź S.A. was informed - pursuant to art. 147 of the Law on the public trading of securities - that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has reduced its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to less than 5%. On this date Deutsche Bank Trust Company Americas held 9 513 542 shares of KGHM Polska Miedź S.A., representing 4.76 % of the share capital of the Company. This amount of shares in addition grants the right to 9 513 542 votes, i.e. 4.76 % of the total number of votes at the General Meeting of KGHM Polska Miedź S.A.*

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

KGHM Polska Miedź S.A. SA-QS / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

Position	First name, surname	Shares held as at publication date of Q4 2003 report	Shares bought since publication of Q4 2003 report	Shares sold since publication of Q4 2003 report	Shares held as at publication date of Q1 2004 report
1	2	3	4	5	6
President of the Management Board	Wiktor Błądek[1]	1 310	0	0	1 310
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Andrzej Kowalczyk[1]	0	0	0	0
Vice President of the Management Board	Andrzej Krug[1]	0	0	0	0
Vice President of the Management Board	Marek Szczerbiak[1]	0	0	0	0
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Tadeusz Janusz[2]	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Jan Stachowicz[2]	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a	n/a	n/a

[1]Members of the Management Board who were appointed to the Board by Resolutions of the Supervisory Board dated 29 March 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.
[2]Members of the Supervisory Board who were appointed to the Board by a resolution of the Ordinary General Meeting dated 16 April 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 March 2004, does not represent at least 10% of the shareholders' funds of the issuer.

X. INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

In the first quarter of 2004 there were no unusual transactions carried out by KGHM Polska Miedź S.A. or by its subsidiaries with related entities of a total value exceeding the equivalent of 500 000 EURO.

EXEMPTION NUMBER: 82-4639

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF KGHM POLSKA MIEDŹ S.A.

During the period 1 January 2004 – 31 March 2004 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY TO MEET LIABILITIES

None.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE CAPITAL GROUP, AT LEAST IN THE FOLLOWING QUARTER

The largest impact on the results of the Capital Group is from the dominant entity – KGHM Polska Miedź S.A. – and from DIALOG S.A. As a result, the most significant factors impacting the results of the Capital Group through the dominant entity are:

- copper and silver prices on metals markets,
- the PLN/USD exchange rate,
- electrolytic copper production costs, and
- the credit servicing costs of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

(This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

PREZES ZARZĄDU
Wiktor Błądek

Lubin, 17 May 2004